UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Bank of America Corporation

Bank of America Corporate Center

100 N. Tryon Street

Charlotte, North Carolina 28255

Telephone: 800-900-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,033,443 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,198,544 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,199,897 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) HC

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. ML Global Private Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,700 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,700 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,700 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,104,482 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,104,482 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,482 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. ML Hertz Co-Investor, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. Merrill Lynch Global Private Equity, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,199 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,199 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,199 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. CMC-Hertz Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,522,404 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,522,404 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,522,404 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. Merrill Lynch, Pierce, Fenner & Smith Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,433 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,887 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,887 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 below.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons. Bank of America, N.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 251,225 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 409,872 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 411,225 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 5 below.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (defined below) on June 26, 2009 (as amended by that certain Amendment No. 1 to Schedule 13D, filed by the Reporting Persons on April 4, 2011, and that certain Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on December 18, 2012, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (“Shares”), of Hertz Global Holdings, Inc. (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 3 amends and restates Item 2 of the Schedule 13D in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Bank of America Corporation (“BAC”), (ii) ML Global Private Equity Fund, L.P. (“MLGPELP”), (iii) Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”), (iv) ML Hertz Co-Investor, L.P. (“Hertz Co-Investor LP”), (v) Merrill Lynch Global Private Equity, Inc. (“MLGPE Inc.”), (vi) CMC-Hertz Partners, L.P. (“CMC LP”), (vii) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) and (viii) Bank of America, N.A. (“BANA”).

BAC, a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons, with the exception of CMC LP. BAC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and engages in the general banking and financial services businesses through its subsidiaries.

MLGPELP, a Cayman Islands exempted limited partnership, is a private investment fund, whose general partner is MLGPE Ltd., which is a wholly owned subsidiary of ML Global Private Equity Partners, L.P. (“ML Global PE LP”), whose general partner is Merrill Lynch GP Inc. (“ML GP”), which is a wholly owned subsidiary of Merrill Lynch Group, Inc. (“ML Group”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. (“ML&Co”), which is a wholly owned subsidiary of BAC.

ML Ventures LP, a Delaware limited partnership, is a private investment fund, whose general partner is Merrill Lynch Ventures, LLC (“ML Ventures LLC”), which is a wholly owned subsidiary of ML Group.

Hertz Co-Investor LP, a Delaware limited partnership, was formed specifically to directly hold certain of the Shares. Its general partner is ML Hertz Co-Investor GP, L.L.C. (“Hertz Co-Investor GP”), whose sole managing member is MLGPELP.

MLGPE Inc., a Delaware corporation, is an investment advisor and a wholly owned subsidiary of ML IBK Positions, Inc. (“ML IBK”), which is a wholly owned subsidiary of ML Group.

CMC LP, a Delaware limited partnership, was formed specifically to directly hold certain of the Shares. Its general partner is CMC-Hertz General Partner, L.C.C. (“CMC GP”), whose managing members are Carlyle-Hertz GP, L.P., MLGPELP and CD&R Associates VII, L.P.

MLPFS, a Delaware corporation, is a registered broker-dealer and a wholly owned subsidiary of ML&Co.

BANA, a national association, is a commercial bank and a wholly owned subsidiary of BANA Holding Corporation (“BANA Holding”), which is a wholly owned subsidiary of Bank of America North America Holding Company (“BNAC”), which is a wholly owned subsidiary of NB Holdings Corporation (“NB Holdings”), which is a wholly owned subsidiary of BAC.

The principal business office of each of the Reporting Persons is set forth on Schedule A attached hereto.

The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as applicable, is set forth in Schedule B and is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons listed on Schedule B is a citizen of the United States unless otherwise indicated.

Except as described on Schedule D hereto, during the last five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule B hereto) have been convicted in a criminal proceeding (excluding traffic violations or judicial misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 18, 2012, which has been filed as Exhibit 7 hereto.

Item 4.	Purpose of Transaction.

This Amendment No. 3 supplements and amends Item 4 of the Schedule 13D by adding the following after the last paragraph:

On March 6, 2013, MLGPELP, ML Ventures LP, Hertz Co-Investor LP, CMC LP, Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P. and CEP II Participations S.à r.l., SICAR (collectively, the “2013 Selling Stockholders”) sold an aggregate of 60,050,777 Shares at a price of $20.14 per share to Citigroup Global Markets Inc. and Barclays Capital Inc. (together, the “2013 Underwriters”) pursuant to an Underwriting Agreement (the “2013 Underwriting Agreement”) the 2013 Selling Stockholders entered into with the 2013 Underwriters and the Issuer on March 6, 2013. Of the 60,050,777 Shares sold to the 2013 Underwriters, MLGPELP sold 16,823,892 Shares, ML Ventures LP sold 922,689 Shares, Hertz Co-Investor LP sold 1,623,358 Shares and CMC LP sold 4,613,447 Shares (the “2013 Secondary Offering”). On March 12, 2013, the Issuer repurchased from the 2013 Underwriters 23,200,000 of the Shares sold by the 2013 Selling Stockholders (the “Repurchased Shares”) at a price of $20.14 per share. The percentages of Shares held by the Reporting Persons as set forth in this Amendment No. 3 are based on 399,163,956 Shares outstanding on March 12, 2013, which gives effect to the repurchase of the Repurchased Shares by the Issuer.

Under the 2013 Underwriting Agreement, the 2013 Selling Stockholders have agreed with the 2013 Underwriters, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from March 6, 2013 continuing through and including the date 45 days after March 6, 2013, except with the prior written consent of the 2013 Underwriters (such period, the “2013 Restricted Period”). The 2013 Restricted Period will be extended automatically if: (1) during the last 17 days of the 2013 Restricted Period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 2013 Restricted Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the 2013 Restricted Period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The foregoing description of the 2013 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the 2013 Underwriting Agreement, which is filed as Exhibit 1.1 to the Form 8-K filed by the Issuer on March 12, 2013 and is incorporated herein by reference.

As a result of the 2013 Secondary Offering, MLGPELP no longer has the right under the Stockholders Agreement to designate a candidate to the Issuer’s board of directors. Angel Morales, who was designated by MLGPELP to serve as a director of the Issuer pursuant to the Stockholders Agreement, although still serving on the Issuer’s board of directors, ceased to be the designee of MLGPELP upon completion of the 2013 Secondary Offering. Accordingly, each of the Reporting Persons expressly disclaims that it continues to be a director by deputization following the 2013 Secondary Offering.

Additionally, substantially all of the Reporting Persons’ rights and obligations under the Stockholders Agreement have been terminated following consummation of the 2013 Secondary Offering, including, among other things, the provisions governing the Reporting Persons’ drag-along rights and restrictions on the transfer of Shares. Pursuant to a waiver (the “Waiver”) delivered by certain other principal investors following the 2013 Secondary Offering, the Reporting Persons are no longer required under the Stockholders Agreement to take all necessary action to cause the nominees to the Issuer’s board of directors chosen by such other principal investors to be elected. However, the Reporting Persons continue to have the ability to exercise, and remain subject to, certain tag-along rights under the Stockholders Agreement.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver, which is filed as Exhibit 9 hereto and is incorporated herein by reference.

Furthermore, as a result of the 2013 Secondary Offering, MLGPELP ceased to qualify as a “principal investor” as such term is defined in the Registration Rights Agreement. Consequently, the Reporting Persons, among other things, no longer have the right to demand that the Issuer initiate a registered offering of the Shares held by the Reporting Persons. The Reporting Persons continue to have the ability to exercise certain piggyback rights under the Registration Rights Agreement.

As a result of the foregoing, the Reporting Persons may no longer be deemed to be members of a group exercising voting and investment control over the Shares held by the other group members, and, therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.

Each of the Reporting Persons declares that neither the filing of this report nor anything herein shall be construed as an admission that such person was, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or had agreed to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 amends and restates Item 5 of the Schedule 13D in its entirety as follows:

(a)-(b) As of the date hereof, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding Shares of the Issuer listed opposite its name:

Reporting Person	Shares Owned		Percentage of Issuer Outstanding Shares(1)
Bank of America Corporation	0	(2)	0.0%
ML Global Private Equity Fund, L.P.	46,700	(3)	0.0%
Merrill Lynch Ventures L.P. 2001	1,104,482	(4)	0.3%
ML Hertz Co-Investor, L.P.	0	(5)	0.0%
Merrill Lynch Global Private Equity, Inc.	87,199	(6)	0.0%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	27,887	(7)	0.0%
Bank of America, N.A.	411,225	(8)	0.1%
CMC-Hertz Partners, L.P.	5,522,404	(9)	1.4%

(1)	Based on 399,163,956 Shares outstanding on March 12, 2013, which gives effect to the repurchase of the Repurchased Shares by the Issuer, and in the case of the securities held by MLGPELP, the 46,700 Shares MLGPELP may acquire upon the exercise of certain options of the Issuer.
(2)	BAC, as parent of ML&Co, may be deemed to have voting and investment power over the securities directly or indirectly held by each of MLGPELP, ML Ventures LP, Hertz Co-Investor LP, MLGPE Inc., MLPFS and CMC LP. BAC’s indirect interest in such securities was obtained pursuant to an Agreement and Plan of Merger, dated as of September 15, 2008, whereby a wholly owned subsidiary of BAC merged with and into ML&Co, with ML&Co surviving as a wholly owned subsidiary of BAC. BAC, as ultimate parent of BANA, may also be deemed to have voting and investment power over the securities directly or indirectly beneficially owned by BANA. Accordingly, as described on the cover pages hereto, BAC may be deemed to beneficially own an aggregate of 7,199,897 Shares, or 1.8% of the outstanding Shares of the Issuer. BAC shares dispositive power over 7,198,544 of such Shares and shares voting power over 7,033,443 of such Shares. BAC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

Because of its relationships to the Reporting Persons (as described in Item 2 and the footnotes below), ML&Co may be deemed to beneficially own 6,788,672 Shares, representing 1.7% of the outstanding Shares of the Issuer. ML&Co may be deemed to share voting power over 6,782,218 of such Shares and to share dispositive power over 6,788,672 of such Shares. ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the Reporting Persons.

Because of its relationships to the Reporting Persons (as described in Item 2 and the footnotes below), ML Group may be deemed to beneficially own 6,760,785 Shares, representing 1.7% of the outstanding Shares of the Issuer. ML Group hereby expressly disclaims beneficial ownership of the Shares held by the Reporting Persons.

Because of its relationships to the Reporting Persons (as described in Item 2 and the footnotes below), ML GP, as the sole general partner of ML Global PE LP, may be deemed to beneficially own the 5,569,104 Shares (representing 1.4% of the outstanding Shares of the Issuer), directly or indirectly owned by MLGPELP. ML GP hereby expressly disclaims beneficial ownership of the Shares held by the Reporting Persons.

Because of its relationships to the Reporting Persons (as described in Item 2 and the footnotes below), ML Global PE LP may be deemed to beneficially own the 5,569,104 Shares (representing 1.4% of the outstanding Shares of the Issuer), directly or indirectly owned by MLGPELP. ML Global PE LP hereby expressly disclaims beneficial ownership of the Shares held by the Reporting Persons.

Because of its relationships to the Reporting Persons (as described in Item 2 and the footnotes below), MLGPE Ltd., as the sole general partner of MLGPELP, may be deemed to beneficially own the 5,569,104 Shares (representing 1.4% of the outstanding Shares of the Issuer), directly or indirectly owned by MLGPELP. MLGPE Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the Reporting Persons.

(3)	MLGPELP directly holds options to purchase 46,700 Shares. Additionally, MLGPELP may be deemed to beneficially own the 5,522,404 Shares held directly by CMC LP, as described in more detail in footnotes 5 and 9 below, respectively. MLGPE Ltd. is the general partner of MLGPELP and is a wholly owned subsidiary of ML Global PE LP. The general partner of ML Global PE LP is ML GP. ML GP has decision-making power over the voting and disposition of shares of portfolio investments of MLGPELP (including MLGPELP’s investments in the Issuer’s Shares). However, the consent of ML Global PE LP is expressly required in connection with any such vote or disposition. ML GP is a wholly owned subsidiary of ML Group, which is a wholly owned subsidiary of ML&Co, which is a wholly owned subsidiary of BAC.

As a result of these relationships, MLGPE Ltd., ML Global PE LP, ML GP, ML Group, ML&Co and BAC may be deemed to beneficially own the Shares held directly or indirectly by MLGPELP. Each of MLGPE Ltd., ML Global PE LP, ML GP, ML Group, ML&Co and BAC expressly disclaims beneficial ownership of such Shares.

(4)	1,104,482 Shares are held directly by ML Ventures LP. ML Ventures LP’s decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer’s Shares) are made by the management and investment committee of the board of directors of ML Ventures LLC, the general partner of ML Ventures LP. ML Ventures LLC is a wholly owned subsidiary of ML Group.

As a result of these relationships and those described in Item 2 above, ML Ventures LLC, ML Group, ML&Co and BAC may be deemed to beneficially own the Shares directly held by ML Ventures LP. Each of ML Ventures LLC, ML Group, ML&Co and BAC expressly disclaims beneficial ownership of such Shares.

(5)	Following the offering Hertz Co-Investor LP no longer beneficially owns any Shares. Hertz Co-Investor GP is the sole general partner of Hertz Co-Investor LP, and, therefore, has voting and dispositive power over the Shares held by Hertz Co-Investor LP. The sole managing member of Hertz Co-Investor GP is MLGPELP.
(6)	MLGPE Inc. holds an aggregate of 87,199 Shares issued as compensation for services by current director Angel Morales and former directors George Bitar, Robert End and J. Travis Hain as directors of the Issuer. MLGPE Inc. also holds 9,542 restricted stock units, each representing a contingent right to receive one Share, which have been excluded from the table above and the cover pages hereto because such restricted stock units will not vest within 60 days of the date hereof.

MLGPE Inc. is a wholly owned subsidiary of ML IBK, which may be deemed to have voting and dispositive power over such Shares. ML IBK is a wholly owned subsidiary of ML Group.

As a result of these relationships and those described in Item 2 above, ML IBK, ML Group, ML&Co and BAC may be deemed to beneficially own the Shares directly held by MLGPE Inc. Each of ML IBK, ML Group, ML&Co and BAC expressly disclaims beneficial ownership of such Shares.

(7)	27,887 Shares are directly held by MLPFS, including 8,454 Shares held in a fiduciary capacity over which MLPFS shares dispositive power and 2,000 Shares held in a fiduciary capacity over which MLPFS shares voting power. MLPFS is a registered broker-dealer and a wholly owned subsidiary of ML&Co, which is a wholly owned subsidiary of BAC.

As a result of these relationships, ML&Co and BAC may be deemed to beneficially own the Shares directly held by MLPFS. Each of ML&Co and BAC expressly disclaims beneficial ownership of such Shares.

(8)	BANA holds 411,225 Shares in a fiduciary capacity. BANA shares dispositive power over 409,872 of such Shares and shares voting power over 251,225 of such Shares. BANA, a national association, is a commercial bank and a wholly owned subsidiary of BANA Holding, which is a wholly owned subsidiary of BNAC, which is a wholly owned subsidiary of NB Holdings, which is a wholly-owned subsidiary of BAC.

As a result of these relationships, BANA Holding, BNAC, NB Holdings and BAC may be deemed to beneficially own the Shares directly held by BANA. Each of BANA Holding, BNAC, NB Holdings and BAC expressly disclaims beneficial ownership of such Shares.

Each of MLGPELP, ML Ventures LP, Hertz Co-Investor LP, MLGPE Inc., MLPFS and CMC LP disclaims beneficial ownership of the Shares held by the other entities affiliated with BAC or its subsidiaries as described herein.

(9)	Represents Shares held directly by CMC LP. The general partner of CMC LP is CMC GP, whose members are Carlyle-Hertz GP, L.P., CD&R Associates VII, L.P. and MLGPELP. Investment decisions on behalf of CMC GP are made by majority vote of an executive committee, comprised of one representative of each member; however, until December 21, 2013, MLGPELP has the contractual right (subject to various restrictions) to make all decisions regarding disposition or voting of the Shares beneficially owned by CMC LP.

As a result of these relationships and those described in Item 2 above, CMC GP, MLGPELP, MLGPE Ltd., ML Global PE LP, ML GP, ML Group, ML&Co and BAC may be deemed to beneficially own the Shares directly held by CMC LP. Each of CMC GP, MLGPELP, MLGPE Ltd., ML Global PE LP, ML GP, ML Group, ML&Co and BAC expressly disclaims beneficial ownership of such Shares.

(c) Except as set forth on Schedule C and as described in Item 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule B, has effected any transactions in the Shares within the last 60 days prior to the date hereof, other than transactions made on a non-proprietary basis in the ordinary course of business.

(d) Not applicable.

(e) Following the completion of the 2013 Secondary Offering on March 12, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The last four paragraphs set forth under Item 4 are hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 3 supplements and amends Item 6 of the Schedule 13D by adding the following after the last paragraph:

Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

7	Joint Filing Agreement, dated December 18, 2012 (incorporated by reference to Exhibit 99.7 of that certain Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on December 18, 2012).

8	Underwriting Agreement, dated as of March 6, 2013, among Hertz Global Holdings, Inc., Citigroup Global Markets Inc. and Barclays Capital Inc., as underwriters, and ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P. and CEP II Participations S.à r.l., SICAR (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer on March 12, 2013).

9	Waiver and Acknowledgment, dated March 18, 2013, from Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P. and CEP II Participations S.à r.l., SICAR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2013	BANK OF AMERICA CORPORATION

	By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Authorized Signatory

March 18, 2013	ML GLOBAL PRIVATE EQUITY FUND, L.P.

	By:	MLGPE Ltd.,
its general partner

	By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Managing Director

March 18, 2013	MERRILL LYNCH VENTURES L.P. 2001

	By:	Merrill Lynch Ventures, LLC,
its general partner

	By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Managing Director

March 18, 2013	ML HERTZ CO-INVESTOR, L.P.

	By:	ML Hertz Co-Investor G.P., L.L.C.,
its general partner

	By:	ML Global Private Equity Fund, L.P.,
as sole member

	By:	MLGPE Ltd.,
its general partner

	By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Managing Director

March 18, 2013	MERRILL LYNCH GLOBAL PRIVATE EQUITY, INC.

	By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Managing Director

March 18, 2013	CMC-HERTZ PARTNERS, L.P.

	By:	CMC-Hertz General Partners, L.L.C.,
its general partner

	By:	/s/ Angel Morales
Name: Angel Morales
Title: Authorized Signatory

March 18, 2013	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

	By:	/s/ Lawrence Emerson
Name: Lawrence Emerson
Title: Authorized Signatory

March 18, 2013	BANK OF AMERICA, N.A.

	By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

7	Joint Filing Agreement, dated December 18, 2012 (incorporated by reference to Exhibit 99.7 of that certain Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on December 18, 2012).

8	Underwriting Agreement, dated as of March 6, 2013, among Hertz Global Holdings, Inc., Citigroup Global Markets Inc. and Barclays Capital Inc., as underwriters, and ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P. and CEP II Participations S.à r.l., SICAR (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer on March 12, 2013).

9	Waiver and Acknowledgment, dated March 18, 2013, from Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P. and CEP II Participations S.à r.l., SICAR.

Schedule A

Principal Business and Office Address of the Reporting Persons

Reporting Person	Address

Bank of America Corporation	Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

ML Global Private Equity Fund, L.P.	767 Fifth Avenue
7th Floor
New York, NY 10153

Merrill Lynch Ventures L.P. 2001	767 Fifth Avenue
7th Floor
New York, NY 10153

ML Hertz Co-Investor, L.P.	767 Fifth Avenue
7th Floor
New York, NY 10153

Merrill Lynch Global Private Equity, Inc.	767 Fifth Avenue
7th Floor
New York, NY 10153

CMC-Hertz Partners, L.P.	767 Fifth Avenue
7th Floor
New York, NY 10153

Merrill Lynch, Pierce, Fenner & Smith Incorporated	One Bryant Park
New York, NY 10036

Bank of America, N.A.	Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Schedule B

Executive Officers and Directors of the Reporting Persons

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation

Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation

David C. Darnell	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation

Terrence P. Laughlin	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Gary G. Lynch	Global General Counsel and Head of Compliance and Regulatory Relations	Global General Counsel and Head of Compliance and Regulatory Relations of Bank of America Corporation

Thomas K. Montag	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation

Bruce R. Thompson	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Sharon L. Allen	Director	Former Chairman of Deloitte LLP

Mukesh D. Ambani(1)	Director	Chairman and Managing Director of Reliance Industries Ltd.

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

Jack O. Bovender, Jr.	Director	Former Chairman and Chief Executive Officer of HCA Inc.

Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation

Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company

Arnold W. Donald	Director	Former Chairman and Chief Executive Officer of Merisant Co.

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation

Linda P. Hudson	Director	President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Chief Executive Officer & Chair of the Board of ImpreMedia, LLC

Thomas J. May	Director	President and Chief Executive Officer of Northeast Utilities

Lionel L. Nowell, III	Director	Former Treasurer of PepsiCo Inc.

Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation

Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group

Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley

R. David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

(1)	Mr. Ambani is a citizen of India.

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America, National Association. The business address of each of the executive officers and directors of Bank of America, National Association is 100 North Tryon Street, Suite 170, Charlotte, North Carolina 28255.

Name	Position with Bank of America, National Association	Principal Occupation

Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation

David C. Darnell	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation

Terrence P. Laughlin	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Gary G. Lynch	Global General Counsel and Head of Compliance and Regulatory Relations	Global General Counsel and Head of Compliance and Regulatory Relations of Bank of America Corporation

Thomas K. Montag	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation

Bruce R. Thompson	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Sharon L. Allen	Director	Former Chairman of Deloitte LLP

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

Jack O. Bovender, Jr.	Director	Former Chairman and Chief Executive Officer of HCA Inc.

Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation

Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company

Arnold W. Donald	Director	Former Chairman and Chief Executive Officer of Merisant Co.

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation

Linda P. Hudson	Director	President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Chief Executive Officer & Chair of the Board of ImpreMedia, LLC

Thomas J. May	Director	President and Chief Executive Officer of Northeast Utilities

Lionel L. Nowell, III	Director	Former Treasurer of PepsiCo Inc.

Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation

Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group

Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley

R. David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

The following sets forth the name and present principal occupation of each executive officer and director of Merrill Lynch Ventures, LLC. The business address of each of the executive officers and directors of Merrill Lynch Ventures LLC is 767 Fifth Avenue, 7th Floor, New York, New York 10153.

Name	Position with Merrill Lynch Ventures, LLC	Principal Occupation

Jeffrey M. Atkins	Director, President and Managing Director	President and Managing Director, Merrill Lynch Ventures LLC

David M. Belk	Director	Senior Vice President, Global Corporate Strategy & Development, Merrill Lynch & Co., Inc.

Ryan J. Epstein	Director and Executive Vice President	Executive Vice President, Merrill Lynch Global Private Equity, Inc.

Martin J. McInerney	Director and Treasurer	Treasurer, Merrill Lynch Global Private Equity, Inc.

Alec W. B. Petty	Director and Executive Vice President	Executive Vice President, Merrill Lynch Ventures LLC

Kevin K. Albert	Director	Former executive officer of Investment Banking at Merrill Lynch & Co., Inc., Managing Director, Eleven Partners.

Jefferson E. Hughes	Director	Former executive officer of Investment Banking at Merrill Lynch & Co., Inc., Partner, NewSmith Capital Partners. Officer/Owner, Capital Formation Group, Inc.

Jerome Paul Kenny	Director	Former executive officer of Investment Banking at Merrill Lynch & Co., Inc., Employee of BlackRock, Inc.

Raymond M. Wong	Director	Former executive officer of Investment Banking at Merrill Lynch & Co., Inc.

Brian C. Barrett	Vice President	Vice President, Merrill Lynch Ventures LLC

Keith R. Lehr	Director	Vice President and Chief Compliance Officer, Merrill Lynch Global Private Equity, Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Merrill Lynch, Pierce, Fenner & Smith Incorporated. The business address of each of the executive officers and directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036.

Name	Position with Merrill Lynch, Pierce, Fenner & Smith Incorporated	Principal Occupation

David C. Darnell	Director and Co-Chief Executive Officer	Co-Chief Operating Officer of Bank of America Corporation

Thomas K. Montag	Director and Co-Chief Executive Officer	Co-Chief Operating Officer of Bank of America Corporation

Thomas M. Brantley	Senior Vice President – Tax	Senior Vice President, Corporate Tax Executive of Bank of America Corporation

William Caccamise	General Counsel, Chief Legal Officer and Managing Director	Deputy General Counsel of Bank of America, National Association

Gloria Greco	Co-Chief Compliance Officer/Registered Broker-Dealer, Chief Compliance Officer/Registered Investment Advisor and Managing Director	Managing Director, Corporate Compliance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Jennifer M. Hill	Chief Financial Officer	Managing Director, Global Corporate & Investment Banking Executive for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joseph M. Nenichka	Interim Chief Operations Officer	Director, Senior Group Operations Manager for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Michael B. Radest	Co-Chief Compliance Officer/Registered Broker-Dealer, Chief Compliance Officer/Futures Commission Merchant and Managing Director	Managing Director, Global Markets and Investment Banking Compliance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Richard S. Seitz	Treasurer and Managing Director	Managing Director, Bank Funding Manager for Merrill Lynch, Pierce, Fenner & Smith Incorporated

The following sets forth the name and present principal occupation of each executive officer and director of Merrill Lynch Global Private Equity, Inc. The business address of each of the executive officers and directors of Merrill Lynch Global Private Equity, Inc. is 767 Fifth Avenue, 7th Floor, New York, NY 10153.

Name	Position with Merrill Lynch Ventures, LLC	Principal Occupation

Jeffrey M. Atkins	Director, President and Managing Director	President and Managing Director, Merrill Lynch Global Private Equity, Inc.

David M. Belk	Director	Senior Vice President, Global Corporate Strategy & Development, Merrill Lynch & Co., Inc.

Ryan J. Epstein	Director and Vice President	Vice President, Merrill Lynch Global Private Equity, Inc.

Martin J. McInerney	Treasurer	Treasurer, Merrill Lynch Global Private Equity, Inc.

Keith R. Lehr	Vice President and Chief Compliance Officer	Vice President and Chief Compliance Officer, Merrill Lynch Global Private Equity, Inc.

Thomas M. Brantley	Senior Vice President-Tax	Senior Vice President, Corporate Tax Executive of Bank of America Corporation

The following sets forth the name and present principal occupation of each executive officer and director of ML Hertz Co-Investor GP, L.L.C. The business address of each of the executive officers and directors of ML Hertz Co-Investor GP, L.L.C. is 767 Fifth Avenue, 7th Floor, New York, NY 10153.

Name	Position with ML Hertz Co- Investor GP, L.L.C.	Principal Occupation

ML Global Private Equity Fund, L.P.	Manager	N/A

The following sets forth the name and present principal occupation of each executive officer and director of CMC-Hertz General Partner, L.L.C. The business address of each of the executive officers and directors of CMC-Hertz General Partner, L.L.C. is 767 Fifth Avenue, 7th Floor, New York, NY 10153.

Name	Position with CMC-Hertz General Partner, L.L.C.	Principal Occupation

ML Global Private Equity Fund, L.P.	Manager	N/A
Clayton, Dubilier & Rice	Manager	N/A
The Carlyle Group	Manager	N/A

Schedule C

Trading History

Entity	Trade Date	Buy / Sell	Price	Trade Quantity
MLPFS	2/6/2013	Buy	$18.46	100
MLGPE Inc.	2/26/2013	(1)	(1)	1,134 (1)

(1)	These Shares were granted to MLGPE Inc. as assignee of compensation payable to Angel Morales for service as a director of the Issuer.

Schedule D

Cal PSA Matter

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Banc of America Securities LLC, which was consolidated into MLPF&S, were members of a municipal securities association which requested that its members make underwriting assessment payments of $0.01 per bond, and later $0.02 per bond, when they participated in bond issuances in California of more than $2 million in issue size with more than two years to maturity. The municipal securities association’s mission was to keep its members informed of legislative and regulatory developments affecting the municipal securities industry and to provide a forum through which the municipal securities industry could review and respond to these developments. The association billed its members on the per-bond basis, regardless of whether there was any direct relationship between that bond issuance and the association’s activities, and regardless of whether the association provided any services required for the underwriting. The firms paid the association a total of $387,455.62 for participating in the underwriting of approximately 252 applicable transactions. The firm obtained reimbursement for the voluntary payments from the proceeds of municipal and state bond offerings which was unfair. The assessments did not have a direct relationship to any activities conducted with respect to each bond offering. The firm was not required by any statute or regulations to be a member of the association yet treated its assessments as an expense of each transaction and requested and received reimbursement of the payments from the proceeds of each bond offering. The firm listed the underwriting assessments as expenses of the underwriting but its requests for reimbursement were not fair because they were not accompanied by adequate disclosure to issuers. The firm’s practices resulted in the expenditure of the proceeds of municipal and state bond offerings to an organization engaged in political activities. In response to a request from the Treasurer of the State of California, the firms have returned $100,255.58 to multiple issuers as a refund for the underwriting assessments reimbursed from offering proceeds. The firms failed to adopt, maintain and enforce written supervisory procedures (WSPs) reasonably designed to ensure compliance with MSRB Rule G-17 as it relates to the conduct described here. The firms failed to establish reasonable procedures for reviewing and disclosing expenses for municipal securities associations for which it requested reimbursement from the proceeds of municipal and state offerings, and for ensuring that those requests were fair and adequate. The firms also failed to adopt, maintain and enforce adequate systems and WSPs reasonably designed to monitor how the municipal securities associations to which it belonged used the funds that the firm provided. Adequate policies and procedures were especially necessary in light of one association’s engagement in political activities. On December 27, 2012, without admitting or denying the findings, MLPF&S consented to the described sanctions and to the entry of findings; therefore, the firm is censured and fined $787,000 for MSRB rule violations and ordered to pay $287,200.04 in restitution and to submit satisfactory proof of payment of restitution or of reasonable documented efforts to effect restitution to the issuers located in California to which the firm has not yet provided restitution.

ICE Futures U.S. Settlement

The Business Conduct Committee of ICE Futures U.S., Inc. determined that Applicant may have violated Exchange Rule 6.13(a) on February 2 and 3, 2011 by maintaining a short position in Cotton No. 2 for a corporate affiliate which exceeded the net 5,000 futures equivalent all months position limit. On August 22, 2012, without admitting or denying the violation of any Exchange Rules, the Applicant agreed to pay a fine of $25,000 and to cease and desist from future violations of Exchange Rule 6.13(a).

Global Mortgage Settlement

On March 12, 2012, the Department of Justice and the Attorneys General of 49 states and the District of Columbia filed a complaint (“Complaint”) and consent judgment against Bank of America Corporation, Bank of America, N.A., BAC Home Loans Servicing, LP f/k/a Countrywide Home Loans Services, LP, Countrywide Home Loans, Inc., Countrywide Financial Corporation, Countrywide Mortgage Ventures, LLC, and/or Countrywide Bank, FSB (together, “Bank of America” and the “Defendants”) and other major mortgage servicers to settle a number of related investigations into residential loan servicing and origination practices (the “Settlement”). The Complaint alleged the Defendant’s misconduct related to its origination and servicing of single family residential mortgages caused the Defendants to have violated, among other laws, the Unfair and Deceptive Acts and Practices laws of the plaintiff States, the False Claims Act, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, the Servicemembers Civil Relief Act, and the Bankruptcy Code and Federal Rules of Bankruptcy Procedure. On April 5, 2012, the U.S. District Court for the District of Columbia approved the Settlement by entering the consent judgment. As a result of the settlement, Bank of America Corporation and/or its affiliated entities shall pay or cause to be paid into an interest bearing escrow account to be established for this purpose the sum of $2,382,415,075, which sum shall be added to funds being paid by other institutions resolving claims in this matter and according to certain criteria established in the settlement. Up to $120 million of this amount may be treated as a civil penalty. In addition, Bank of America shall provide $7,626,200,000 of relief to consumers who meet certain eligibility criteria relating to servicing of loans. The additional servicing and origination standards include the development of new or enhanced programs to provide borrower assistance, the development of proprietary programs to provide expanded mortgage modification solutions, including the broader use of principal reductions if permitted by the mortgage investor, enhanced programs for unemployed, military service members and other customers with identified special situations, enhanced facilitation of short sales, and the offer of other assistance programs, such as deed-in-lieu of foreclosure and funds for families transitioning out of home ownership. Also, Bank of America shall provide $948,000,000 to a new refinancing program for current consumers who meet other eligibility criteria. The refinancing program is intended to expand refinancing opportunities or lower interest rates on Bank of America owned mortgages to provide reduced payments for many homeowners who are current on their payments but owe more than the current value of their homes. Following finalization of the settlement terms, Bank of America will finalize its program enhancements and provide additional details of eligibility requirements. Bank of America consented to the entry of the Consent Judgment without admitting the allegations in the complaint other than those facts deemed necessary to jurisdiction. Bank of America made its payment to the escrow agent on April 11, 2012. The Settlement does not result in an injunction or any findings of violations of law.

BAC Foreclosure Practice Order

On April 13, 2011, the Board of Governors of the Federal Reserve System (“Federal Reserve”) issued a cease and desist consent order (“Consent Order”) against Bank of America Corporation (“BAC”). The Consent Order makes no finding on any issues of fact or law or any explicit allegation concerning BAC. The Consent Order describes a consent order that the Office of the Comptroller of the Currency (“OCC”) and Bank of America, N.A. (“BANA”), which is owned and controlled by BAC, entered into addressing areas of weakness identified by the OCC in mortgage loan servicing, loss mitigation, foreclosure activities, and related functions by BANA. The Consent Order also states that the OCC’s findings raised concerns that BAC did not adequately assess the potential risks associated with such activities of BANA. The Consent Order directs the board of directors of BAC to take appropriate steps to ensure that BANA complies with the OCC consent order. The Consent Order requires BAC and its institution-affiliated parties to cease and desist and take specified affirmative action, including that BAC or its board: (1) take steps to ensure BANA complies with the OCC order; (2) submit written plans to strengthen the board’s oversight of risk management, internal audit, and compliance programs concerning certain mortgage loan servicing, loss mitigation, and foreclosure activities conducted through BANA; and (3) periodically submit written progress reports detailing the form and manner of all actions taken to secure compliance with the Consent Order. BAC submitted an offer of settlement to the Federal Reserve. In the offer of settlement, BAC agreed to consent to the entry of the Consent Order, without the Consent Order constituting an admission by BAC or any of its subsidiaries of any allegation made or implied by the Federal Reserve in connection with the matter.

BANA Foreclosure Practice Order

On April 13, 2011, the OCC issued a cease and desist consent order (“Order”) against BANA. The Order identified certain deficiencies and unsafe or unsound practices in residential mortgage servicing and in BANA’s initiation and handling of foreclosure proceedings. The Order finds that in connection with certain foreclosures of loans in it is residential servicing portfolio, BANA; (a) filed or caused to be filed in courts executed affidavits making various assertions that were not based on the affiants’ personal knowledge or review of relevant books and records; (b) filed or caused to be filed in courts numerous affidavits or other mortgage-related documents that were not properly notarized; (c) litigated foreclosure proceedings and initiated non-judicial foreclosure proceedings without always ensuring that the promissory note or the mortgage document was properly endorsed or assigned and, if necessary, in the possession of the appropriate party at the appropriate time; (d) failed to devote sufficient resources to ensure proper administration of its foreclosure processes; (e) failed to devote to its foreclosure processes adequate oversight, internal controls, policies and procedures, compliance risk management, internal audit, third party management and training; and (f) failed to sufficiently oversee third-party providers handing foreclosure-related services. The Order requires that BANA cease and desist such practices and requires BANA’s Board to maintain a Compliance Committee that is responsible for monitoring and coordinating BANA’s compliance with the Order. The Order provides for BANA to: (a) submit a comprehensive action plan that includes a compliance program, third-party management policies and procedures, controls and oversight of BANA’s activities with respect to the Mortgage Electronic Registration System and compliance with MERSCORP’s membership rules, terms, and conditions; (b) retain an independent consultant to conduct an independent review of residential foreclosure actions regarding individual borrowers; (c) plan for operation of management information systems; (d) submit a plan for effective coordination of communications with borrowers related to loss mitigation or loan modification and foreclosure activities; (e) conduct an assessment of BANA’s risks in mortgage servicing operations; and (f) submit periodic written progress reports detailing the form and manner of all actions taken to secure compliance with the Order. BANA submitted an offer of settlement to the OCC. In the offer of settlement, BANA agreed to consent to the entry of the Order, without admitting or denying any wrongdoing.

Gail Cahaly, et al. v. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Benistar Property Exchange Trust Co., Inc.(“Benistar”), et al. (Massachusetts Superior Court, Suffolk County, MA)

Plaintiffs alleged that Merrill Lynch aided and abetted a fraud, violation of a consumer protection law, and breach of fiduciary duty allegedly perpetrated by Benistar, a former Merrill Lynch client, in connection with trading in the client’s account. During the proceedings, plaintiff also made allegations that Merrill Lynch engaged in sanctionable conduct in connection with the discovery process and the trial. In 2002, following a trial, a jury rendered a verdict for plaintiffs. Thereafter, the Court granted Merrill Lynch’s motion to vacate and plaintiffs’ motion for a new trial. On June 25, 2009, following a retrial, the jury found in plaintiffs’ favor. On January 11, 2011, the Court entered rulings denying plaintiffs’ motion for sanctions and punitive damages, awarding certain plaintiffs consequential damages, and awarding attorneys’ fees and costs. On February 7, 2011, the Court issued final judgment requiring Merrill Lynch to pay $9,669,443.58 in consequential and compensatory damage plus statutory interest, and $8,700,000 in attorneys’ fees and costs; but denying plaintiffs’ requests for punitive damages and sanctions. The client, a co-defendant, filed a notice of appeal on or about January 19, 2011. Plaintiffs and Applicant also appealed. While the appeals were pending, on December 26, 2012, Plaintiffs and Applicant agreed to settle for $22,500,000.

BAC Muni Derivative Settlement

The Federal Reserve reviewed certain activities related to various types of anti-competitive activity by certain employees of BAC in conjunction with the sale of certain derivative financial products to municipalities and non-profit organizations variously between 1998 and 2003. Following the review, BAC and the Federal Reserve entered into a Formal Written Agreement on December 6, 2010, to ensure that BAC proactively and appropriately manages its compliance risk related to certain competitively bid transactions. In addition, BAC agreed to submit a written plan to strengthen BAC’s compliance risk management program regarding those same competitively bid transactions, and to promptly implement that plan once it is approved by the Federal Reserve Bank of Richmond.

BANA Muni Derivative Settlement

The OCC reviewed certain activities related to the participation of certain employees of BANA in the sale of certain derivative financial products to municipalities and non-profit organizations, and found information indicating that certain BANA employees engaged in illegal bidding activity related to the sale of those derivative financial products variously between 1998 and January 2004. Following the review, BANA and the OCC entered into a Formal Written Agreement on December 7, 2010, to ensure that BANA proactively and appropriately manages its compliance risk related to various competitively bid transactions, including those related to derivative financial products to municipalities and non-profit organizations.

In addition, BANA agreed to do a formal assessment of all business lines that engage in certain types of competitively bid transactions, to complete a formal evaluation of the operational policies and procedures applicable to such businesses to ensure that adequate policies and procedures exist to ensure compliance with safe and sound banking practices, law, and regulations related to the competitively bid transactions, and to develop an internal training program to ensure compliance with all laws and regulations related to competitively bid transactions. Upon approval by the OCC, BANA must immediately begin to implement the policies, procedures and programs called for by the Agreement. Finally, BANA agreed to pay unjust enrichment in the amount of $9,217,218 to certain counterparties indentified by the OCC.

Merrill Lynch (as successor to BAS) Muni Derivative Settlement

On December 7, 2010, the Securities and Exchange Commission (“SEC”) issued an administrative and cease-and-desist order (the “Order”) finding that Banc of America Securities LLC (“BAS”) (which was merged with and into Merrill Lynch on November 1, 2010) willfully violated Section 15(c)(1)(A) of the Securities Exchange Act of 1934 when certain employees participated in improper bidding practices involving the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products during the period 1998-2002. The Order censured BAS, ordered BAS to cease and desist from committing or causing such violations and future violations, and ordered BAS to pay disgorgement plus prejudgment interest in the amount of $36,096,442.00. BAS consented to the Order without admitting or denying the SEC’s findings.

Merrill Lynch 529 Plan AWC

On November 23, 2010, the Financial Industry Regulatory Authority (“FINRA”) alleged that Merrill Lynch violated MSRB Rule G-27 in that during the period January 2002 to February 2007, Merrill Lynch required registered representatives to consider potential state tax benefits offered by a state in which a client resides as a factor when recommending a client invest in a 529 plan. But Merrill Lynch’s written supervisory procedures did not require supervisors to document reviews to determine if registered representatives had in fact considered potential state tax benefits when recommending a client invest in a 529 plan. As a result, Merrill Lynch did not have effective procedures relating to documenting its suitability determinations in connection with the sale of 529 plans. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and required within 60 days of execution of this Acceptance, Waiver and Consent (“AWC”) to distribute a stand-alone letter acceptable to FINRA to each current customer who resided in a state that offered 529-related state tax benefits at the time the customer opened an advisor-sold specific 529 plan account at Merrill Lynch from June 2002 through February 2007; the letter will instruct the customers to call a designated Merrill Lynch phone number with inquiries, concerns or complaints regarding their 529 investment. The designated number will be available for 120 days after which the number will contain a recorded message to contact Merrill Lynch’s college plan services area. If requested within 180 days of mailing of the 529 letter, Merrill Lynch will assist in transferring or rolling-over any customer’s investment in the specific plan into a 529 plan of the customer’s choice within his/her home state, regardless of whether Merrill Lynch currently offers such 529 plan, with Merrill Lynch waiving any and all client fees, costs in connection with the sale, transfer, or roll-over of the specific plan; and/or any and all client fees, costs due to Merrill Lynch in connection with the initial purchase of a 529 plan within the customer’s home state using the proceeds of the specific plan. Merrill Lynch shall provide FINRA semi-annually or upon FINRA’s request, until December 31, 2011, a report describing each oral/written inquiry, concern or complaint received through the designated number or any written complaint otherwise received by Merrill Lynch concerning the specific plan from the 529 letter recipients, along with a description of how Merrill Lynch addressed or resolved the inquiries, concerns or complaints of each such customer.

Merrill Lynch (as successor to BAI) Massachusetts Consent

On November 17, 2010, the Commonwealth of Massachusetts Securities Division alleged that two employees of Banc of America Investment Services, Inc. (“BAI”) (which merged with and into Merrill Lynch on 10/23/2009) sold Fannie Mae and Freddie Mac federal agency step-up bonds to an investor and that they did not describe the bonds accurately. The state regulator alleged that BAI failed to supervise the conduct in violation of M.G.L. C.110a § 204(a)(2)(g). Only BAI was named as a respondent in the consent order. On November 16, 2010, BAI submitted an offer of settlement, without admitting or denying the facts and without an adjudication of any issue of law or fact, and consented to the entry of the consent order. BAI agreed to a fine of $100,000, to cease and desist, and to an undertaking to retain an independent compliance consultant and impose heightened supervision on a representative.

Merrill Lynch FINRA UIT AWC

On August 18, 2010, FINRA alleged that Merrill Lynch violated NASD Rules 2110, 2210, 3010—in that Merrill Lynch failed to establish, maintain and enforce a supervisory system and written supervisory procedures reasonably designed to achieve compliance with its obligations to apply sales charge discounts to all eligible Unit Investment Trust (“UIT”) purchases. Merrill Lynch relied on its brokers to ensure that customers received appropriate UIT sales charge discounts, despite the fact that Merrill Lynch failed to appropriately inform and train brokers and their supervisors about such discounts. Merrill Lynch’s written supervisory procedures had little or no information or guidance regarding UIT sales charge discounts. Once Merrill Lynch established procedures addressing UIT sales charges discounts, they were inaccurate and conflicting. Merrill Lynch’s written supervisory procedures incorrectly stated that a discount would not apply when a client liquidates an existing UIT position and uses the proceeds to purchase a different UIT. Merrill Lynch’s procedures lacked substantive guidelines, instructions, policies, or steps for brokers or their supervisors to follow to determine if a customer’s UIT purchase qualified for and received a sales charge discount. As a result of the defective procedures, Merrill Lynch failed to provide eligible customers with appropriate discounts on both UIT rollover and breakpoint purchases. Merrill Lynch failed to identify and appropriately apply sales charge discounts in transactions reviewed in a sample of customer purchases in certain top selling UITS. As a result, Merrill Lynch overcharged customers in this sample approximately $123,000. Following FINRA’s publication of a settlement with another firm concerning UIT transactions and independent of FINRA’s pending inquiry, Merrill Lynch analyzed its application of sales charge discounts to UIT transactions. As a result of the review, Merrill Lynch identified customers that were overcharged when purchasing UITs through Merrill Lynch and in accordance with the undertakings set forth below, will remediate those customers more than $2 million in overcharges. Merrill Lynch approved for distribution inaccurate and misleading UIT sales literature and provided this UIT presentation for brokers to use with clients. This presentation was subject to the content standards set forth in NASD Rule 2210(d) and violated those standards. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and agrees to provide remediation to customers who, during the relevant period, purchased UITs and qualified for, but did not receive, the applicable sales charge discount. Within 90 days of the effective date of this AWC, Merrill Lynch submitted to FINRA a proposed plan of how it will identify and compensate customers who qualified for, but did not receive, the applicable UIT sales charge discounts. The date that FINRA notifies Merrill Lynch that it does not object to the plan shall be called the notice date. In the event FINRA does object to the plan, Merrill Lynch will have an opportunity to address FINRA’s objections and resubmit the plan within 30 days. A failure to resubmit to FINRA a plan that is reasonably designed to meet the specific requirements and general purpose of the undertaking will be a violation of the terms of the AWC. Merrill Lynch shall complete the remediation process within 180 days from the notice date. Within 210 days of the notice date, Merrill Lynch will submit to FINRA a schedule of all customers identified during Merrill Lynch’s review as not having received an appropriate sales charge discount. The schedule shall include details of the qualifying purchases and the appropriate discount and total dollar amounts of restitution provided to each customer. Also within 210 days from the notice date, Merrill Lynch will submit to FINRA a report that explains how Merrill Lynch corrected its UIT systems and procedures and the results of Merrill Lynch’s implementation of its plan to identify and compensate qualifying customers including the amounts and manner of all restitution paid.

Merrill Lynch NASDAQ Settlement

On June 29, 2010, the NASDAQ Stock Market (“NASDAQ”) alleged that Merrill Lynch violated NASDAQ RULES 2110, 3010 in that Merrill Lynch’s supervisory system and written supervisory procedures were not reasonably designed to achieve compliance with applicable securities laws and regulations (including NASD notice to members 04-66) and NASDAQ rules concerning the prevention of erroneous orders and transactions and frivolous clearly erroneous transaction complaints. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $10,000 and required to revise its written supervisory procedures regarding compliance with NASD Notice to Members 04-66 within 30 business days of acceptance of this AWC by the NASDAQ review council.

BAC ML&Co. Proxy Rule Settlement

The SEC alleged that BAC violated the federal proxy rules by failing to disclose information concerning Merrill Lynch & Co., Inc.’s (“ML&Co.”) known and estimated losses in the fourth quarter of 2008 prior to the shareholder vote on December 5, 2008 to approve the merger between the two companies. In addition, the SEC alleged that Bank of America Corporation (the “Corporation”) violated Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 thereunder by failing to disclose in the Corporation’s joint proxy statement filed on November 3, 2008 the incentive compensation that Merrill Lynch & Co., Inc. could, in its discretion, award to its employees prior to completion of its merger with the Corporation. On February 24, 2010, a final judgment (the “Final Judgment”) was entered by the U.S. District Court for the Southern District of New York in both matters. Under the terms of the Final Judgment, BAC agreed to pay $1 in disgorgement and a $150 million civil penalty to be distributed to shareholders as part of the SEC’s Fair Funds Program at a later date in accordance with further order of the court. In addition, as part of the Final Judgment, BAC agreed, for a period of three years, to comply with and maintain certain requirements related to BAC’s corporate governance and disclosure practices.

Merrill Lynch CBOE Decision and Order of Offer of Settlement

On April 13, 2010, the Chicago Board of Options Exchange (“CBOE”) censured and fined Merrill Lynch $150,000. In addition, the BCC ordered an undertaking requiring Merrill Lynch to provide the Exchange with a certification within thirty (30) days of the issuance of the decision in this matter that Merrill Lynch has corrected the systems problems leading to this case, that all information reported to the Exchange in accordance with Rule 4.13(a) is accurate and is being submitted on a timely basis, and that respondent immediately notify the Exchange of any inaccuracies in any reports submitted pursuant to rule 4.13(a). During all relevant periods herein, Exchange members were required to submit to the large options position report all customer positions, which numbered 200 contracts or more in any single option class listed on the Exchange on the same side of the market along with their customer’s name, address, and social security number or tax identification number. Merrill Lynch failed to properly submit all required account information for approximately 1,346 accounts to the large options position report. (CBOE Rule 4.13(a)—reports related to position limits.)

Merrill Lynch Client Associate Registration Settlement

In September 2009, Merrill Lynch reached agreements in principle and final administrative settlements with the Texas State Securities Board and various state securities regulators relating to the state registration of sales assistants known as Client Associates. Without admitting or denying wrongdoing, Merrill Lynch agreed to certain undertakings and regulatory sanctions including reprimand or censure, agreement to cease and desist sales of securities through persons not registered with the states, payments of fines, penalties and other monetary sanctions (including past registration fees) of $26,563,094.50 to be divided amongst the 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and payment of $25,000 to the North American Securities Administrators Association.

Merrill Lynch, BAI and BAS Auction Rate Securities Settlements

In August 2008, Merrill Lynch, BAS and BAI each reached certain agreements in principal with the Office of the New York State Attorney General, the Massachusetts Securities Division, various state securities regulators, and the staff of the SEC (the “ARS Settlements”) relating to auction rate securities (“ARS”). As the result of the mergers of BAI with and into Merrill Lynch on October 23, 2009 and BAS with and into Merrill Lynch on November 1, 2010, Merrill Lynch assumed the liabilities of BAI and BAS in this matter. Without admitting or denying wrongdoing, each of the aforementioned entities has agreed to, pursuant to the terms of each settlement to which it is a party, among others, repurchase ARS at par value (plus any accrued but unpaid interest or dividends) from certain eligible customers, use best efforts to provide liquidity solutions for institutional holders of ARS, participate in a special arbitration process to the extent that eligible customers believe they had a claim for consequential damages, refund certain refinancing fees related to ARS, pay a civil money penalty and compensate other eligible customers who purchased ARS and sold them at a loss. Each of Merrill Lynch, BAS and BAI has substantially completed the purchase of those ARS. BAI and BAS also agreed to pay a total civil penalty of $50,000,000 that will be distributed among the states and U.S. territories that enter into administrative or civil consent orders related to ARS. Merrill Lynch agreed to pay a $125,000,000.00 civil penalty to be distributed similarly.

BAI Representative Supervision Settlement

On October 22, 2009, the SEC alleged that BAI failed reasonably to supervise a former registered representative who converted certain customer funds, with a view to preventing and detecting violations of Federal securities laws, as required under Section 15(B)(4)(E) of the Securities Exchange Act of 1934 (the “Exchange Act”). Without admitting or denying the allegations, BAI agreed to enter into a settlement with the SEC, paid a civil money penalty in the amount of $150,000, and to comply with certain undertakings. Such undertakings include retaining an independent consultant to review and evaluate the effectiveness of BAI’s supervisory and compliance systems, policies, and procedures concerning the following: (1) review of customer accounts and securities transactions; and (2) periodic compliance inspections. BAI has undertaken to adopt, implement, and maintain all policies, procedures, and practices recommended by the independent consultant. Notwithstanding the settlement with the SEC, BAI has identified the customers whose funds were converted by the former BAI registered representative, and has reimbursed them in full.

Merrill Lynch Squawk Box Settlement

On March 11, 2009, without admitting or denying the SEC’s findings, Merrill Lynch consented to the entry of an administrative SEC order that (1) finds violations of Section 15(f) of the Exchange Act and Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”) for allegedly failing to maintain written policies and procedures reasonably designed to prevent the misuse of customer order information, (2) requires that Merrill Lynch cease and desist from committing or causing any future violations of the provisions charged, (3) censures Merrill Lynch, (4) imposes a $7,000,000 civil money penalty and (5) requires Merrill Lynch to comply with certain undertakings.

Merrill Lynch Consulting Services Settlement

On January 30, 2009, Merrill Lynch, without admitting or denying any findings of misconduct by the SEC, consented to the entry of an administrative order by the SEC (the “Order”) that (i) finds that Merrill Lynch violated Advisers Act Sections 204 and 206(2), and Rule 204-2(a)(14) thereunder; (ii) requires that Merrill Lynch cease and desist from committing or causing any violation or further violations of the provisions charged; (iii) censures Merrill Lynch pursuant to Advisers Act Section 203(e); and (iv) requires Merrill Lynch to pay a civil money penalty of $1 million. The Order finds that Merrill Lynch, through its pension consulting services advisory program, breached its fiduciary duty to certain current and prospective pension fund clients by misrepresenting and omitting to disclose material information.

MLPF&S FINRA OATS/TRACE AWC

On September 24, 2008, FINRA alleged that Merrill Lynch violated SEC Rules 10B-10, 17A-3, 17A-4, 200(G) of Regulation SHO, NASD Rules 2110, 2320, 3010, 3110, 4632, 4632(a), 4632(a)(7)[formerly 6420(a)(8)], 6130, 6130(d), 6230(c)(6), 6230(e), 6620, 6620(f), 6955(a), Interpretative Material 2110-2, and MSRB Rule G-14 in that Merrill Lynch, in transactions for or with a customer, failed to use reasonable diligence to ascertain the best interdealer market and failed to buy or sell in such market so that the resultant price to its customers was as favorable as possible under prevailing market conditions; reported to the Order Audit Trail System (“OATS”) route or combined order/route reports that OATS was unable to link to the related order routed to SUPERMONTAGE or SELECTNET or corresponding new order submitted by the destination member firm due to inaccurate, incomplete or improperly formatted data; submitted to OATS Reportable Order Events (“ROES”) that were rejected by OATS for context or syntax errors and failed to repair them; failed to report to the Trade Reporting and Compliance Engine (“TRACE”) the correct contra-party identifier for transactions in TRACE-eligible securities; reported to trace transactions in TRACE-eligible securities it was not required to report; failed to contemporaneously or partially execute customer limit orders in NASDAQ securities after it traded each subject security for its own market-making account at a price that would have satisfied each customer’s limit order; failed to report, or timely report, to the NASDAQ Market Center (“NMC”) the cancellations of trades previously submitted to NASDAQ; incorrectly reported to the NMC the 2nd leg of “riskless” principal transactions in designated securities and incorrectly designated the capacity as “principal;” failed to report to the NMC the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity; failed to report to the NMC or the FINRA/NASDAQ Trade Reporting Facility (“FNTRF”) the correct symbol indicating whether transactions were buy, sell, sell short, sell short exempt or cross for transactions in reportable securities; failed to report to the NMC the correct execution time for transactions in reportable securities. Merrill Lynch failed to report, or timely report to the OTC reporting facility the cancellations of trades previously submitted; transmitted to OATS reports that contained inaccurate, incomplete or improperly formatted data; failed to provide written notification disclosing to its customers that transactions were executed at an average price; failed to provide written notification disclosing its executing capacity in a transaction. Merrill Lynch failed to preserve for a period of not less than 3 years, the first 2 in an accessible place, brokerage order memoranda; in short sale order transactions, failed to properly mark the orders as short; incorrectly designated as “.W” to the FNTRF last sale reports of designated securities transactions; incorrectly reported to the FNTRF the 2nd leg of “riskless” principal transactions in designated securities because it incorrectly designated the capacity as “principal;” failed to report to the FNTRF last sale reports of transactions in designated securities; incorrectly designated as “.PRP” one last sale report; failed to report the cancellation of one trade previously submitted; failed to report the correct time of execution of a last sale report; reported the cancellation of one last sale report it was not required to; and failed to report to the FNTRF the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity. Merrill Lynch’s supervisory system did not provide for supervision designed to achieve compliance re: TRACE, quality of markets, transaction reporting, short sales, OATS, etc. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured, fined $242,500, and ordered to pay $11,358.65, plus interest, in restitution. A registered principal of Merrill Lynch shall submit satisfactory proof of payment of the restitution, or of reasonable and documented efforts undertaken to effect restitution no later than 120 days after acceptance of this AWC. Any undistributed restitution and interest shall be forwarded to the appropriate escheat, unclaimed property or abandoned property fund for the state in which the customer last resided. Merrill Lynch shall revise its written supervisory procedures regarding TRACE, quality of markets, OATS receiving inter-firm route matching statistics, transaction reporting, short sales, short sales bid and tick test compliance, OATS clock synchronization, safe harbor compliance, recordkeeping, limit order protection, the one percent rule, three-quote rule, etc. within 30 business days of acceptance of this AWC by the NAC. Within 90 days of acceptance of this AWC, Merrill Lynch’s Compliance Department and trading desks will develop a written plan to improve its compliance in trade reporting, OATS reporting and best execution over the 12 months following acceptance of this AWC; identify individuals responsible for overseeing supervision in these areas; and identify the resources needed to improve its compliance. At the conclusion of the 12 months, Merrill Lynch’s Chief Compliance Officer or designee and one other registered principal from one of the trading desks shall meet with FINRA representatives to describe Merrill Lynch’s progress in these areas.

BAI Maryland Supervision Settlement

On May 21, 2008, the Maryland Securities Commissioner found that BAI failed to reasonably supervise two agents who misappropriated monies from customers within the meaning of Section 11-412(a)(10) of the Maryland Securities Act. Pursuant to a consent order, BAI agreed to pay a $10,000 fine, cease and desist from further violations, and incorporate certain remedial measures into supervisory program.

BAI Wrap Fee Program Settlement

On May 1, 2008, without admitting or denying the SEC’s finding, Columbia Management Advisors, LLC (now know as BofA Advisors, LLC) consented to the entry of an order that found violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4) and 207 of the Advisers Act and Advisers Act Rule 206(4)-1(a)(5) in connection with BAI’s wrap fee program, the adequacy of disclosures to customers regarding the program and Columbia Management Advisors’ receipt of additional management fees as a result thereof. The SEC order provides that (i) BAI and Columbia Management Advisors cease and desist from committing or causing any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4), and 207 of the Advisers Act, and Rule 206(4)-1(a)(5) promulgated thereunder; (ii) BAI pay $3,310,206 in disgorgement, $793,773 in prejudgment interest, and $2,000,000 in civil monetary penalty; (iii) Columbia Management Advisors pay $2,143,273 in disgorgement, $516,382 in prejudgment interest, and $1,000,000 in civil monetary penalties; (iv) censures BAI pursuant to Section 15(b)(4) of the Securities Exchange Act of 1934 and censures BAI and Columbia Management Advisors pursuant to Section 203(e) of the Advisers Act; and (v) requests that BAI comply with certain undertakings. The SEC order provides that: (1) within 15 days, BAI place and maintain on its website for at least 18 months disclosures respecting the manner of selecting funds for any discretionary program and identifying any funds affiliated with BAI or Columbia Management Advisors that are included in the program and aggregate percentage of affiliate funds included in such program; (2) within 15 days, BAI place a summary of the order on its website with a hyperlink to the order and maintain such summary and hyperlink for at least 18 months; (3) on at least a quarterly basis and continuing for at least 18 months from the date of the statement in which it is first included, BAI shall send a periodic statement or report to each discretionary mutual fund wrap fee client to specifically identify all funds or fund families advised by any affiliate of BAI; (4) within 90 days, BAI shall complete a comprehensive review of (i) whether the method of selecting mutual funds to be included in any discretionary program advised by BAI is adequately disclosed; (ii) the adequacy of disclosures respecting and discretionary program advised by BAI; and (iii) the adequacy of the policies and procedures respecting BAI recommendations to mutual fund wrap clients. upon completion of the review outlined in (4) above, BAI shall forward a description of any deficiencies found during the review and the manner in which it plans to remediate any deficiencies to the SEC. BAI shall then implement remedial actions to address any deficiencies found in the review within 120 days.